William B. Masters
Direct Dial 504-582-8278
Direct Fax 504-589-8278
bmasters@joneswalker.com
March 28, 2006
Via EDGAR and
Facsimile (202) 772-9368
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Carmen Moncada-Terry

Re.	Horizon Offshore, Inc. Registration Statement on Form S-3 Commission File No. 333-131780
Dear Ms. Moncada-Terry:
     Thank you for sharing your thoughts with me yesterday morning regarding your request that we disclose the selling stockholders’ affiliation with any broker-dealers in the captioned Registration Statement. Based on our conversation, we propose revising our disclosure in the “Plan of Distribution” section to refer to the broker-dealers currently identified in the selling stockholder table and to provide additional narrative disclosure regarding their affiliation with any other selling stockholders. We are prepared to file a responsive amendment to address your additional comment. However, before proceeding with this filing, we would like to confirm with you that our earlier responsive amendment resolved the staff’s outstanding comments and the staff did not note any other comments during its review.
     Set forth below is our proposed revision to the “Plan of Distribution” section (currently on pp 15-16 of the prospectus) that we believe is responsive to your comment and which we would incorporate into a responsive amendment:
     “The selling stockholders who are registered broker-dealers are deemed to be “underwriters” within the meaning of the Securities Act. In addition, selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act, and such selling stockholders may be subject to certain additional regulations and statutory liabilities under the Securities Act and Exchange Act.

Securities and Exchange Commission
March 28, 2006

     To our knowledge and based upon information we received from the selling stockholders, the only selling stockholder which is a registered broker-dealer is B. Riley & Co. As a registered broker-dealer, it may be deemed to be an “underwriter” within the meaning of the Securities Act. The only selling stockholders who are affiliated with B. Riley & Co. are SACC Partners, LP, B. Riley & Co. Retirement Trust, Richard Riley and Bryant and Carleen Riley. Another selling stockholder, Falcon Mezzanine Partners, LP, is an affiliate Falcon Capital Markets, LLC, a registered broker-dealer. To our knowledge, no other selling stockholders are affiliated with any broker-dealers. Each of these selling stockholders represented to us that they each (i) ~~each selling stockholder that is a registered broker-dealer or affiliated with a registered broker-dealer~~ acquired their shares of common stock in the ordinary course of business, (ii) ~~such selling stockholder did~~ do not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock, and (iii) ~~no such selling stockholder~~did not receive~~d~~ any securities as underwriting compensation. We are also not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.”
     We greatly appreciate your expedited review of our filing and hope that we may resolve any remaining issues as soon as possible. If you have questions or would like to discuss this issue further, please call the undersigned at your convenience at (504) 582-8278.
Sincerely,
/s/ William B. Masters
William B. Masters

cc:	David Sharp William B. Gibbens